Auditors' Report

To the Shareholders of Hollinger Inc.

We have audited the consolidated balance sheet of Hollinger Inc. (the “Corporation”) as at December 31, 2003 and the consolidated statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

As explained in Notes 2 and 5(a), effective on or about November 19, 2003, the Corporation lost control and significant influence over investee Sun-Times Media Group Inc. (“Sun-Times”, formerly Hollinger International Inc.). In accordance with Canadian generally acceptable accounting principles (“GAAP”), the Corporation is required to consolidate the results of Sun-Times to that date and record the investment at cost from that date. Due to the Corporation's disputes with Sun-Times as well as the lack of co operation from Sun-Times and Sun-Times’ auditors, the Corporation is unable to consolidate its investment in Sun-Times from the beginning of the year to the date of loss of control. Accordingly, the investment in Sun-Times has been accounted for on a fair value basis. Under Canadian Institute of Chartered Accountants handbook Section 3855 Financial Instruments (“Section 3855”), which mandates the fair value basis of reporting, the Corporation may not apply Section 3855 earlier than January 1, 2004. Accordingly, the Corporation has implemented Section 3855 earlier than is permitted under GAAP. Had the results of Sun-Times’ operations been consolidated with those of the Corporation to the date of loss of control, virtually every item in the Corporation's consolidated statements of operations and cash flows and the carrying value of the Corporation's investment in Sun-Times and its deficit on its consolidated balance sheet would have been materially different form those presented in these financial statements.

For the reasons described above, the Corporation has not been able to quantify such differences.

Further, the carrying value of the Corporation's investment in Sun-Times at the time of transition from the consolidation method to the cost method, as determined under GAAP, should equal the value that would have been arrived at under the consolidation method. As described in the preceding paragraph, the Corporation is unable to consolidate its investment in Sun-Times from the beginning of the year to the date of loss of control and as such, has been unable to determine the carrying value of the Corporation's investment in Sun-Times at the date of loss of control. In addition, due to the previously cited lack of co-operation by Sun-Times and its auditors, as well as the lack of co-operation by the Corporation's former auditors, the Corporation has been unable to determine the carrying value of its investment in Sun-Times at January 1, 2003. Accordingly, the Corporation has restated its opening deficit as at the beginning of the year to reflect the investment in Sun-Times at fair value. In addition, the financial statements do not present comparative amounts.

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
fax: (416) 256-4001
Website: www.zeifman.ca
Email: info@zeifman.ca

A member of
SC International

In view of the material effects on the financial statements of the matters described in the preceding paragraphs, these consolidated financial statements do not present fairly the financial position of the Corporation as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with GAAP.

Toronto, Ontario December 21,2006 (except for notes 12(n), 14(c), 19(n)and 19(t) to 19(bb), inclusive which are as of March 5, 2007)	Chartered Accountants Licensed Public Accountants

HOLLINGER INC. CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31	2003

(expressed in thousands of dollars)
ASSETS

CURRENT

Cash and cash equivalents	$6,558
Accounts receivable	1,468
Amounts due from related parties (note 4)	9,034
Prepaid expenses and other	1,025

18,085

INVESTMENTS (note 5)	530,026
PROPERTY AND EQUIPMENT (note 6)	16,969
RESTRICTED CASH (note 3)	1,197
FUTURE INCOME TAX ASSETS (note 7)	8,638
DEFERRED FINANCING COSTS (note 9)	12,999

$587,914

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$12,466
Amounts due to related parties (note 4)	59,275
Income taxes payable (note 7)	1,919
Dividends payable - Series II and Series III Preference Shares	1,187
Retractable preference shares (Note 8)	127,774

202,621

SENIOR SECURED NOTES (note 9)	155,075
FUTURE INCOME TAXES (note 7)	85,164
POST-RETIREMENT BENEFITS (note 10)	10,816

453,676

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 11)	347,729
CONTRIBUTED SURPLUS (note 16)	5,647
CUMULATIVE TRANSLATION ADJUSTMENT	(273)
DEFICIT	(218,865)

134,238

$587,914
Contingencies and legal matters (note 12, 13 and 14)
Subsequent events (note 19)

APPROVED ON BEHALF OF THE BOARD:

(Signed) Stanley Beck	(Signed) Randall C. Benson
Director	Director

See accompanying notes to consolidated financial statements.

HOLLINGER INC. CONSOLIDATED STATEMENT OF DEFICIT

FOR THE YEAR ENDED DECEMBER 31	2003

(expressed in thousands of dollars)

DEFICIT - Beginning of year	$(215,245)

Net income for the year	11,254

Dividends - retractable common shares	(14,874)

DEFICIT - End of year	$(218,865)

HOLLINGER INC. CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31	2003

(expressed in thousands of dollars except share and per share amounts)

REVENUE

Investment and dividend income	$8,507
Management fees, related party (note 4(i))	1,720
Newspaper publishing revenues	4,266
Other revenues	2,205

16,698
EXPENSES

Newspaper publishing expenses	4,226
Amortization	586
Financing fees	3,782
General and administrative	7,942
Directors' fees	1,160
Professional fees and other expenses	2,633
Unrealized and realized (gains) on investments (note 5)	(78,568)
Unrealized and realized losses on Series II and Series III Preferred shares (note 8)	5,645
Non-compete settlement (note 12(b})	26,794
Provision for amounts due from related parties (note 4)	2,174
Impairment of investment (note 5(b))	11,314
Interest on senior secured notes	15,926
Interest expense - Series II and III Preferred Shares (note 8)	7,168
Interest expense - related parties	4,168
Other interest	2,577

17,527

NET FOREIGN CURRENCY GAINS	28,836

NET INCOME BEFORE INCOME TAXES	28,007

PROVISION FOR INCOME TAXES
Current	509
Future	16,244
16,753

NET INCOME	$11,254

Income per retractable common share

Basic	$0.33

Diluted	$0.33

Weighted average shares outstanding - Basic and fully diluted	33,688,758

See accompanying notes to consolidated financial statements.

HOLLINGER INC. CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31	2003

(expressed in thousands of dollars)

CASH FLOWS FROM

OPERATING ACTIVITIES

Net income for the year	$11,254

Items not affecting cash
Amortization	586
Deferred financing costs	2,221
Impairment provision - investment (note 5(b))	11,314
Future income taxes	16,244
Unrealized and realized (gains) on investments (note 5(a))	(78,568)
Unrealized and realized losses on Series II and Series III preference shares (note 8)	5,645
Other	(17,822)

(49,126)

Changes in non-cash items related to operating activities
Accounts receivable	116
Prepaid expenses and other	(293)
Accounts payable	5,278
Income taxes payable	457
Dividends payable	(142)
Amounts due to/from related parties (note 4)	(50,712)
Post-retirement benefits paid	(951)

(95,373)

INVESTING ACTIVITIES

Proceeds from sale of investments	37,847
Additions to property and equipment	(126)
Restricted cash	3

37,724

FINANCING ACTIVITIES

Redemption and cancellation of capital stock	(124)
Redemption and cancellation of retractable preference shares (note 9)	(9,258)
Repayment of bank debt	(80,810)
Proceeds from long-term debt	176,145
Support payments received	3,694
Financing costs	(14,421)
Dividends paid	(1,618)

73,608

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	15,959

CASH AND CASH EQUIVALENTS - Beginning of year	(9,401)

CASH AND CASH EQUIVALENTS - End of year	$6,558

Supplemental cash flow disclosures

Interest paid	$13,805

Income taxes paid	$207

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

OVERVIEW

Hollinger Inc. is an open-end investment holding company and a "mutual fund corporation" under the Income Tax Act (Canada).  Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.  The Corporation's principal asset is its interest in Sun-Times, in which it held approximately 72.4% of the voting interest and 30.0% of the equity interest at December 31, 2003.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.  As at December 31, 2003, the Corporation also owns a portfolio of commercial real estate in Canada and a newspaper in Costa Rica.

The Corporation's Series II preference shares are retractable at the option of the holder, for an amount based on the market trading value of Sun-Times Class A Shares.  The Corporation's Series III preference shares in the principal amount of $92,712 and due on April 30, 2004 were redeemed on June 11, 2004. The Corporation's common shares (the "Common Shares") are retractable, at the option of the holder, for an amount based on the market value of the Corporation's net assets, determined on a non-consolidated basis.

Under applicable corporate law, the Corporation cannot redeem, shares or declare or pay dividends in certain circumstances.  These circumstances include if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due. The Corporation is currently prevented from honouring retractions of Series II preference shares and Common Shares as a consequence of it being in default under the terms of the indentures governing the 11.875% senior secured notes due 2011 issued in March 2003 (the "Senior Notes") and the 11.875% senior secured notes due March 2011 issued in September 2004 (the "Second Priority Notes", and together with the Senior Notes, the "Notes").

As a result of the inability by the Corporation to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  In order to have the MCTO revoked, the Corporation must make an application to the OSC.

In addition, the Corporation has not held an annual meeting since June 25, 2003.  The Board of Directors has set May 7, 2007 as the date of the Corporation's Annual Meeting of Shareholders.

On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file the 2003 financial statements on a basis that was not in accordance with Canadian generally accepted accounting principles (“GAAP”) in the following respects: (a) the Company did not account for its investment in Sun-Times using the consolidation basis up to the date of loss of control and thereafter on a cost basis and (b) the Company has not presented its financial statements on a comparative basis.  The Company has adopted the fair value provisions of CICA Handbook Section 3855 Financial Instruments (“Section 3855”) with respect to its investment in Sun-Times, although the transitional provisions of Section 3855 do not permit the adoption of any part of that section prior to January 1, 2004.For the foregoing reasons these Notes are presented on the same basis as the financial statements, i.e., without consolidating Sun-Times and without reference to any comparative data.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and going concern

These consolidated financial statements have not been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in the following respects: (a) the Corporation did not account for its investment in Sun-Times using the consolidation basis up to the date of loss of control and thereafter on a cost basis and (b) the Corporation has not presented its financial statements on a comparative basis.  The Corporation has adopted the fair value provisions of CICA Handbook Section 3855 Financial Instruments (“Section 3855”) with respect to its investment in Sun-Times, although the transitional provisions of Section 3855 do not permit the adoption of any part of that section prior to January 1, 2004.

These consolidated financial statements have been prepared using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Notes (collectively, the "Indentures") (see note 9), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 12, 13 and 14), the suspension of dividends by Sun-Times (see note 19(o)), the decline in the trading value of the Sun-Times Class A Shares, the Corporation's limited cash resources and its continuing shortfall in cash inflows to meet its cash outflows, principally relating to  professional fees and interest expense. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of all subsidiaries of the Corporation, excluding Sun-Times and its subsidiaries, but including the accounts of Editorial La Razon, S.A. ("ELR"), a company incorporated under the laws of Costa Rica, which, among other things, publishes the La Republica newspaper in Costa Rica.

All intercompany transactions and balances have been eliminated.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Use of estimates

The preparation of these consolidated financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  The Corporation evaluates its estimates on an ongoing basis, including those related to bad debts, investments, income taxes, pensions and other post-retirement benefits, contingencies and litigation.  The Corporation relies on historical experience and various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Foreign currency translation

Monetary items denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred.  Revenues and expenses are translated into Canadian dollars at the rates of exchange prevailing when the underlying transactions occurred.  Foreign exchange gains and losses are included in income.

The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby all assets and liabilities are translated at fiscal year-end exchange rates, with items in the consolidated statements of earnings translated at the weighted average exchange rates for the fiscal year.  Exchange gains or losses arising from the translation of self-sustaining foreign subsidiaries are included in cumulative translation adjustment.  These exchange gains or losses are reclassified to earnings when realized through a reduction of the Corporation's net investment in the foreign subsidiary.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with a maturity of 90 days or fewer.

Investments

Investments in which the Corporation exercises significant influence are accounted for by the equity method. Investments are written down when declines in value are considered to be anything other than temporary.

Pursuant to Canadian Institute of Chartered Accountants Handbook (the "CICA Handbook") Section 3855 relating to the recognition and measurement of financial instruments (see notes 2(a) and 5(a)), investments in securities, designated as held-for-trading,  having quoted market values and which are publicly traded on a recognized securities exchange are recorded at fair values based on the current bid prices for financial reporting purposes.  Investments in securities that are not publicly traded but are freely convertible into securities having quoted market values and which are publicly traded on a recognized securities exchange are also recorded at values based on the current bid prices of the publicly traded securities.  The Corporation's investments in equity securities that do not have a quoted market price in an active market are measured at cost.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Property and equipment

Property and equipment are stated at cost.  Cost represents the cost of acquisition.

Property and equipment of the Corporation, with the exception of the newspaper publishing assets of ELR, are amortized over their estimated useful lives as follows:

Buildings	straight line over 25 to 40 years
Office equipment	straight line over 4 to 20 years
Leasehold interests	straight line over the term of the lease

Property and equipment of ELR are amortized over their useful lives ranging from three to five years.

The amortization rates of ELR have not been conformed to those of the Corporation, as management does not consider the effects of the differences to these financial statements to be material.

Artwork is not amortized.

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with Section 3063, Impairment of Long Lived Assets, of the CICA Handbook.  Pursuant to this standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal.  The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available.  Future amortization will be charged based on the post-impairment carrying value.

Preference shares

The Series II and Series III preference shares represent a financial liability.  The Series II preference shares are recorded in the accounts based on the fair value of the Sun-Times Class A Shares for which they are exchangeable.

Amounts  from related parties under Support Agreement

Following the application of amounts to specific debts owing by related parties to the Corporation, amounts received from related parties under the terms of Support Agreement (see note 4(b)) are recorded as contributed surplus.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Revenue recognition

The Corporation's revenues are derived from dividends from its investment in Sun-Times, real estate income and other investment income and, in respect of ELR, newspaper publishing. Revenue is recognized when each of the following criteria is met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred and services have been rendered; (c) the price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured or probable.

Advertising revenue, being amounts charged for space purchased in ELR's newspapers, is recognized upon publication of the advertisements. Circulation revenue from ELR's subscribers, billed to customers at the beginning of a subscription period, is recognized on a straight-line basis over the term of the related subscription.

Investment income includes dividend and interest income.  Dividend income is recognized as of the ex-dividend date and when collectibility is reasonably assured. Interest income on all securities and bank balances is recognized on an accrual basis. Real estate rental income is recognized over the terms of the leases.

Income taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, some of which are recorded at fair values, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset value will not be realized.

Employee future benefit plans

The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.  The following policies are applied in accounting for employee benefit plans:

(a)
the cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs;

(b)	for the purpose of calculating the expected return on plan assets, those assets are valued at fair value;

(c)	past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment; and

(d)	actuarial gains and losses are recognized in the period and not amortized over the average remaining service period of active employees.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Stock-based compensation and other stock-based payments

Pursuant to CICA handbook section 3870, the Corporation may elect to disclose the pro forma fair value of the compensation expense relating to awards made on or after January 1, 2002 in lieu of recognizing the fair value of such expense in the financial statements. All of the Corporation's options awarded and outstanding from January 1, 2002 to December 31, 2003 subsequently expired unexercised in the 2004 fiscal year.  No actual or pro forma compensation cost is reflected in these financial statements based on the expiry of the options subsequent to December 31, 2003.

Earnings per share

Basic earnings per share is computed by dividing the net loss by the weighted average number of Common Shares outstanding during the year.  Diluted earnings per share is computed using the treasury stock method whereby the weighted average number of  Common Shares used in the basic loss per share calculation is increased to include the number of additional Common Shares that would have been outstanding if the potential Common Shares that are dilutive had been issued at the beginning of the year.  Potential Common Shares represent the Common Shares issuable upon the exercise of stock options or warrants.  Potential Common Shares are not included in the calculation if the effect of the exercise of the related stock options or warrants is anti-dilutive.

Transaction costs

The Corporation defers transaction costs incurred in connection with the issuance of long-term debt and amortizes the balance over the term of the debt.

Legal proceedings,  investigations and settlements

The Corporation is involved in various claims, legal proceedings, investigations and complaints, principally related to transactions between the Corporation, on the one hand, and certain of its affiliates and certain former executive officers and directors of the Corporation and its affiliates, on the other hand.  The potential impact of these claims, proceedings, investigations and complaints, including legal fees, cannot currently be estimated with accuracy.  Costs related thereto are reflected in these financial statements as incurred.  Future costs will be recorded in the periods such costs are incurred.  Future amounts recovered therefrom, if any, will be credited to earnings as realized.

All costs related to proceedings and investigations settled prior to the issuance of the financial statements are accrued and expensed in the period when the proceeding or investigation at issue commenced.

Comparative amounts

As the Corporation has not been able to consolidate its investment in Sun-Times (see Notes 2(a) and 5(a)), the Corporation has obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file the 2003 financial statements on the fair value basis with respect to its investment in Sun-Times and without comparative financial statements for 2002.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

2.	ADOPTION OF NEW ACCOUNTING RECOMMENDATIONS AND RESTATEMENT OF SHARE CAPITAL

(a)	Financial instruments

Effective January 1, 2003, the Corporation adopted the fair value provisions contained in Section 3855 solely with respect to its investment in Sun-Times, although the transitional provisions of Section 3855 do not permit the adoption of any part of that section prior to January 1, 2004.  This new standard contains comprehensive requirements for the recognition and measurement of financial instruments. The investment in Sun-Times was accounted for by the consolidation method in the Corporation's published financial statements until September 30, 2003.

As explained in Note 5(a), during November, 2003, certain events occurred that caused the Corporation to cease to control or exercise significant influence (as those terms are defined in the CICA Handbook), over its investee, Sun-Times.  In accordance with GAAP, the Corporation is required to consolidate the results of Sun-Times to that date and record the investment at cost from that date.  Due to the Corporation's disputes with Sun-Times as well as the lack of co-operation from Sun-Times and Sun-Times'' auditors, the Corporation is unable to consolidate its investment in Sun-Times from the beginning of the year to the date of loss of control.  Accordingly, the investment in Sun-Times has been accounted for on a fair value basis. Under Section 3855, the Corporation may not apply Section 3855 earlier than January 1, 2004. The Corporation has implemented Section 3855 earlier than permitted under GAAP. Had the results of Sun-Times' operations been consolidated with those of the Corporation to the date of loss of control, the carrying value of the Corporation's investment in Sun-Times together with virtually every item in the Corporation's statements of operations and cash flows and its deficit would have been materially different from those presented in these financial statements. For the reasons described above, the Corporation has not been able to quantify such differences.

Further, the carrying value of the Corporation's investment in Sun-Times at the time of transition from the consolidation method to the cost method, as determined under GAAP, should equal the value that would have been arrived at under the consolidation method. As described in the preceding paragraph, the Corporation is unable to consolidate its investment in Sun-Times from the beginning of the year to the date of loss of control and as such, has been unable to determine the carrying value of the Corporation's investment in Sun-Times at the date of loss of control. In addition, due to the previously cited lack of co-operation by Sun-Times, the Corporation has been unable to determine the carrying value of its investment in Sun-Times at January 1, 2003. Accordingly, the Corporation has restated its opening deficit as at the beginning of the year to reflect the investment in Sun-Times at fair value.

(b)	Restatement of Carrying Value of Share Capital

The carrying value of share capital has been adjusted upward by a net amount of $60.9 million as at January 1, 2003 to adjust the accounting for certain transactions in 1998.  Further information with respect to this net adjustment is as follows:

(i)
On September 30, 1998, The Ravelston Corporation Limited ("RCL"), a parent company, exercised warrants to purchase 9,765,700 Common Shares, the Corporation received $173.5 million in cash and the share capital account was increased accordingly.  RCL immediately sold the Common Shares to a group of banks for $173.5 million.  On October 1, 1998 the banks retracted the Common Shares in exchange for 7,322,525 Sun-Times Class A Shares, which were owned by the Corporation.  The share capital account was reduced by $173.5 million, the amount of the proceeds received from RCL on the exercise of the warrants, rather than by the average per share amount of the Common Shares at that date.  Had the Common Shares retracted been accounted for based on the average pro-rata carrying value of its share capital in accordance with GAAP, share capital would have been approximately $81.3 million higher and deficit would have been higher by the same amount.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(ii)
During 1998, the Corporation redeemed all of its outstanding Liquid Yield Option Notes ("LYONS") for either cash payment or conversion to Common Shares of the Corporation. 190,285 LYONS were converted into 6,809,886 Common Shares and the $112.2 million value assigned to these Common Shares represented the aggregate carrying value of both the debt and equity components (and related deferred financing fees and foreign exchange losses) of the related LYONS.  The related deferred foreign currency loss was not taken into account in the calculation of the adjustment to the share capital accounts upon the LYONS' conversion.  Had this deferred foreign currency loss been taken into account as described, share capital would have been decreased by approximately $9.9 million less than it was, with the corresponding effect to deficit.

(iii)	Subsequent to these transactions, Common Shares were redeemed by the Corporation.

The impact of these adjustments is to restate the amount of share capital for each fiscal year end through December 31, 2002.  The cumulative impact at January 1, 2003, net of the effect of the foregoing on share retractions in the intervening period, is an increase to both the share capital account and deficit of $60.9 million.

3.	RESTRICTED CASH

In April 1998, the Corporation paid to The Domgroup Ltd. Trust (the "Trust") an amount of $1.2 million in support of group health benefits for specified retirees of the former Dominion Stores.  Based on a triennial actuarial valuation, if there is a deficit in the trust, the Corporation is required to immediately fund the deficit.  Alternatively, if there is a surplus, the Corporation is permitted to reduce the amount of funds held in the trust.  Based on the actuarial valuation as at December 31, 2005, the Corporation's obligations are fully funded by the funds held in the Trust.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

4.	RELATED PARTIES

Amounts due from and due to related parties are comprised as follows:

Amounts due from:
The Ravelston Corporation Limited ("RCL"), a parent company (a)	$690
Ravelston Management Inc. ("RMI") (b)	32,096
Sun-Times and its subsidiaries (c), (d) and (e)	3,331
Directors and other related parties (k)	7,187
43,304
Reversal of amounts recorded in contributed surplus but not received	(32,096)
Provision for doubtful amounts due	(2,174)
$9,034

Amounts due to:
Directors under share unit plan (f)	$619
Sun-Times and its subsidiaries (c) and (d)	57,363
Other related parties	1,293
$59,275

Amounts due to/from related parties have been included in current assets and current liabilities, respectively.  Transactions with related parties  are measured at the exchange amount.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Related party interest income and interest expense amounts are comprised as follows:

Interest income - related parties:
RCL (a)	$212
Directors (k)	325
$537
Interest expense - related parties:

Non-compete interest – Sun-Times (d)	$5,407

Sun-Times (c)	3,587
RCL (g)	581
$4,168

(a)
Of this balance, $212,000 relates  to the interest on a subordinated loan of approximately $16.4 million made to RCL on March 10, 2003 from proceeds received on the issuance of the Senior Notes (see below and note 9).  This advance bore interest at the 30-day LIBOR rate plus 3% and was repaid by RCL during 2003.  Following repayment of this advance, support amounts received from RMI, a subsidiary of RCL, during 2003 were then included in contributed surplus pursuant to the terms of the Support Agreement (see note 9).

The remainder of $478,000 relates to amounts charged to RCL for insurance and management fees.

(b)
This balance is due to the Corporation in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to a contribution agreement (the "Contribution Agreement"), RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

On April 20, 2005, RCL and RMI were each granted protection (the "Ravelston CCAA and Receivership Order") under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and the Courts of Justice Act (Ontario) ("CJA").  The receiver and manager (the "Ravelston Receiver") under this order is RSM Richter Inc. (see note 14(c)).  As a result, the collectibility of the amounts described in (a) and (b) above is uncertain and full provision for doubtful amounts receivable and the reversal of amounts recorded in contributed surplus but not received have been recorded in these accounts.

On March 10, 2003, the date the Corporation issued the Senior Notes (see note 9), RMI entered into the Support Agreement with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into the Contribution Agreement in this regard.  Under the terms of the Contribution Agreement and following the repayment of certain related parties' loans, all support payments received during 2003 have been treated as a contribution of capital and included in contributed surplus.  The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over US$4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The timing of payment of such support amount on a quarterly basis is defined in the Indentures to be within 45 days after each of the first three quarters of the year and within 90 days of the last quarter of the year. The Support Agreement terminates upon the repayment in full of the Notes.  The obligations under the Support Agreement are subject to dispute with RMI.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(c)
This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind) for an aggregate of $28.6 million (US$22.2 million) at December 31, 2003.  Interest is calculated quarterly and the principal is payable on demand after March 2, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to be accrued.  Certain covenants under the Senior Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Corporation's Contribution Agreement with RCL and RMI.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp. ("CanWest"). The Corporation understands that such RCL/CanWest management services agreement was terminated in May 2005.  All amounts owing under the note are subordinated to the Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times Class A Shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  On January 1, 2003, the fair value of a Sun-Times Class a Share was US$10.69.  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million). These transactions were completed in conjunction with the Corporation closing the private placement of the US$120 million tranche of Senior Notes issued March 10, 2003.

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times from the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of Hollinger Canadian Publishing Holdings Inc., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003. Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of an understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment  due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt. Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

Sun-Times has been advised by the Corporation and RCL that, as the terms of the initial offset were established in contemplation of the subsequent partial offset occurring, the Corporation and RCL wish to renegotiate the terms of the debt, particularly with respect to interest rates on each of the amounts contemplated for subsequent offset.  No such discussions have yet taken place.

(d)
Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004, the Corporation and Conrad Black (“Black”), the former Chairman and Chief Executive of the Corporation and the controlling shareholder of RCL, were ordered to jointly pay Sun-Times an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was paid by Black and US$6.0 million was paid by the Corporation.

(e)
Included in this amount is US$0.5 million due from Palestine Post Limited ("PPL"), the publisher of The Jerusalem Post and a subsidiary of Sun-Times until its sale in December 2004.  Prior to December 2003, the Corporation paid expenses on behalf of PPL, which were recorded as amounts due from related parties, as well as administered the settlement of management fee charges by RCL to PPL.  Cash received by the Corporation from PPL was applied first to repay intercompany amounts between RCL and PPL and any remainder was applied to amounts due to the Corporation.  At  December 31, 2003, the Corporation had an amount due from PPL of $0.7 million (US$0.5 million), which has been fully provided in these accounts.

(f)
Effective February 24, 1999, directors of the Corporation were permitted to elect up to 100% of total fees to which they were entitled to be paid in the form of deferred share units under the Directors' Share Unit Plan, as amended (the "DSUP").  For a director that elected to participate, deferred share units equal to the number of Common Shares that could have been purchased in the open market was credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later then December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.  All amounts outstanding relate to individuals who ceased to be directors in 2004.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(g)
This interest expense arose on advances made to the Corporation by RCL prior to January 1, 2003 and  advances aggregating $2.1 million made in 2003.  The advances bore interest at the 30-day banker's acceptance rate plus 3.75%.  The advances were repaid to RCL on March 10, 2003 with proceeds received from the issuance of the Senior Secured Notes.

Other Related Party Transactions

(h)
Effective December 23, 2003, the Corporation entered into a consulting agreement with Peter G. White Management Ltd. ("PGWML"), a corporation controlled by Peter G. White ("White"), a director and executive officer of the Corporation until June 8, 2005.  The consulting agreement, which provided that White render various services to the Corporation, was terminated effective May 31, 2005.  In connection with services provided under the consulting agreement, PGWML received $75,000 per month. No expense was recorded in these financial statements from the period from December 23 to December 31, 2003.

(i)
RCL and RMI used the Corporation's offices at 10 Toronto St., Toronto, Ontario until May 31, 2005.  During 2003, the Corporation recorded income of $1.7 million from RCL, representing the operating costs of the Corporation's head office.  All but $42,000 of this amount has been collected from RCL.

(j)	During 2003, the Corporation was charged $1.7 million relating to the allocation of aircraft costs and included as general and administrative expenses.

(k)	This balance includes $0.4 million due from two newspaper operations controlled by former directors. All but $2,000 was repaid in 2004. No interest was charged by the Corporation on amounts loaned.

In addition, the Corporation made loans to certain of its directors in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan. In November 1997, these loans were assumed by Domgroup Ltd. (“Domgroup”), a subsidiary of the Corporation. In 1999, the Corporation also made loans to companies controlled by certain directors and executive officers of the Corporation in connection with the initial public offering of units by Hollinger L.P. ("Units").  All amounts were repaid in 2004. The following table sets out certain information relating to such loans for each individual who was, or at any time during the fiscal year ended December 31, 2003 was, a director or executive officer of the Corporation and each associate of any such director or executive officer:

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Name	Involvement of Corporation or Subsidiary (1)(2)	Amount Outstanding at December 31, 2003	Security for Indebtedness (3)
Black	Domgroup as lender	$3,441	735,280 Series II preference shares(6)
	Corporation as lender	$193	50,000 Units(4)
F. David Radler ("Radler")	Domgroup as lender	$2,496	577,720 Series II preference shares(6)
	Corporation as lender	$200	50,000 Units (5)

Notes:

(1)
The loans made by the Corporation and assigned to Domgroup were non-interest bearing prior to the conversion of the preference shares subscribed for to Series II preference shares. All preference shares subscribed for under the purchase plan have been converted and the Series II preference shares resulting from these conversions were held in trust by RCL for the benefit of the subscribers. From October 1, 1998, the loans made by the Corporation and assigned to Domgroup bore interest at the prime rate plus 1/2% per annum and were secured by a pledge of the Series II preference shares resulting from the conversion of the preference shares issued under the purchase plan.

(2)	From April 13, 1999, the loans secured by a pledge of the Units bore interest at the prime rate plus 1/2% per annum.

(3)	The number of Series II preference shares and Units that were pledged as security for the indebtedness.

(4)	The Units were beneficially owned by Conrad Black Capital Corporation ("CBCC"), a company controlled by Black.

(5)	The Units were beneficially owned by F.D. Radler Ltd. ("FDRL"), a company controlled by Radler.

(6)
On March 4, 2004, the 735,280 and 577,720 Series II preference shares beneficially owned by Black and Radler, respectively, and pledged as set out in the table above, were sold and a portion of the proceeds from such sales were applied to repay in full the loans owing to Domgroup and the Corporation.

(7)	Radler is a shareholder of RCL and the Corporation's former President.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

5.	INVESTMENTS

		No. of Shares/Units	Amount
Sun-Times (a)	Class A Shares	11,256,538	$227,221
	Class B Shares	14,990,000	302,584
		26,246,538	529,805
Hollinger Canadian Newspapers LLP		150,000	90
Cayman Free Press Ltd. (b)	Common shares – 39.99% interest
Other			131
			$530,026

(a)	Sun-Times Class A and Class B Shares

The Corporation's principal asset is its interest in Sun-Times. On December 31, 2003 the Corporation owned approximately 30.0% of the equity interest and 72.4% of the voting interest in Sun-Times.

The Sun-Times Class A Shares are listed on the New York Stock Exchange (symbol: SVN) and the Sun-Times Class B Shares are not publicly listed. The two classes have identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights.  On all matters where the two classes vote together as a single class, including the election of Sun-Times directors, each Sun-Times Class A Share is entitled to one vote and each Sun-Times Class B Share is entitled to ten votes.  Sun-Times Class B Shares are convertible at any time at the option of the holder into Sun-Times Class A Shares on a share-for-share basis.  If the Corporation transfers the Sun-Times Class B Shares, other than by way of a Permitted Transfer as defined in the articles of Sun-Times, the Sun Times Class B Shares are automatically converted on a share-for-share basis into Sun-Times Class A Shares.

Multiple-Voting Rights

In financial statements issued prior to December 31, 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised control (as that term is defined in the CICA Handbook) over Sun-Times.  The business and affairs of the Corporation, Sun-Times and their respective subsidiaries were predicated on the fact that, as a majority shareholder of Sun-Times, the Corporation controlled Sun-Times in that it managed or supervised the management, business and affairs of Sun-Times.  However, during November 2003, certain events occurred that caused the Corporation to cease to control or exercise significant influence (as those terms are defined in the CICA Handbook) over Sun-Times.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Those events included the following:

▪	the Corporation no longer had a majority of the nominees forming part of the board of directors of Sun-Times;

▪
the SEC with Sun-Times' cooperation, obtained an order from the United States District Court for the Northern District of Illinois affecting the Corporation's right to exercise its ordinary powers as a majority shareholder, including with respect to the composition of the Sun-Times board of directors (see note 12(a));

▪	substantially all of the powers of the Sun-Times board of directors were delegated to a committee of the board of directors of Sun-Times, of which none of the nominees of the Corporation was a member;

▪	Sun-Times commenced litigation against the Corporation and the Corporation made certain counterclaims against Sun-Times in respect of various matters which continue to be unresolved (see note 12(b));

▪
restrictions were imposed on the Corporation, if the Corporation was acting in concert with Black, by an order of the Delaware Court of Chancery relating to the alienation of the Corporation's interests in Sun-Times; and

▪	the Corporation became unable to exercise certain fundamental rights associated with being a majority voting shareholder of Sun-Times.

Since then the situation has continued such that:

▪	the Corporation and its auditors have been denied access to the books and records of Sun-Times; and

▪	there is no mutual co-operation, assistance or regard to the interests of the Corporation and Sun-Times as a group.

Accordingly, the investment in the Sun-Times Class A Shares and Sun-Times Class B Shares is stated at fair value based on the quoted market price of the Sun-Times Class A Shares, without regard to any potential premiums associated with the Sun-Times Class B Shares.

The Corporation has obtained a report from an independent third party with respect to actual premiums realized by private and public companies in sale transactions involving multiple voting rights in the past five calendar years and actual market premiums, if any, where both classes of shares were listed and traded over the past five calendar years. The report indicates that multiple-voting right shares have realized an observed value of 0% to 26% above the trading value of non-multiple-voting shares.

For the purposes of these consolidated financial statements only, the Corporation has assigned no additional value to these multiple-voting rights.  The amounts at which the investment in Sun-Times shares could be disposed of at any given time may differ from the fair value based on quoted market values.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

As at December 31, 2003, an escrow agent, Delaware Trust Company, National Association ("DTC") formerly Wachovia Trust Company, National Association,  held 10,108,302 Sun-Times Class A Shares owned by the Corporation.  The 14,990,000 Sun-Times Class B Shares owned by the Corporation and pledged as security for the Senior Notes were held by DTC.

The Corporation has recorded a net gain of $78.6 million in the statement of operations that is comprised of an unrealized gain arising from an increase in the share price of Sun-Times Class A shares from January 1, 2003 to December 31, 2003, offset in part by a realized loss on sale of 2 million Sun-Times shares during the year.

(b)	Investment in Cayman Free Press Limited

The Corporation, through its wholly owned subsidiary, Holcay Holdings Ltd, owns 39.99% of Cayman Free Press Ltd. ("CFP"), a corporation organized under the laws of the Cayman Islands. This investment was previously accounted for using the equity method. The Corporation has reviewed the historical facts and circumstances surrounding its involvement with CFP and, based on available evidence, has concluded that for the period covered by these financial statements it did not exercise significant influence over the operating, investing and financing decisions of CFP.  CFP has a recent history of operating losses.  Based upon management's current operating assumptions and best estimates of the most probable set of economic conditions associated with the investment, the Corporation has determined that there has been an other than temporary loss in the fair value of its investment in CFP to below its carrying value.  Accordingly, the Corporation has recorded a provision for full impairment of $11.3 million in the fiscal year ended December 31, 2003 and the investment has no carrying value in these financial statements.

During 2003, the Corporation received dividends from CFP in the amount of $559,000  relating to periods prior to 2003.  As there was no certainty of collectibility, dividend income was recognized when received in 2003.

6.	PROPERTY AND EQUIPMENT

Cost	$8,479
Land	12,364
Buildings and leasehold interests	5,502
Office equipment and other	26,345

Accumulated amortization
Buildings and leasehold interests	6,255
Office equipment and other	3,121
9,376
Net book value	$16,969

In June 2002, the Corporation entered into an agreement for the sale of property at 1050 The Queensway, Toronto, Ontario.  The transaction closed on August 27, 2004.  The sale price was $3.6 million, of which $0.9 million was received in cash on closing and $2.7 million was satisfied by a vendor-take-back mortgage due on August 26, 2007.  A gain on the sale of this property of $3.2 million was recorded in income in 2004.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

The purchaser is developing a condominium project on the property.  Interest on the mortgage is calculated quarterly at Bank of Nova Scotia prime rate, as set from time to time, and is payable in full on August 26, 2007.  The mortgage is secured by the property but is subordinated to financing obtained by the purchaser subsequent to the transaction for the development of the condominium project.  The Corporation is entitled to an additional payment on August 26, 2007 of $3,000 per condominium unit sold, which may result in a maximum additional payment of $0.9 million to the Corporation.    The net carrying value of this property at December 31, 2003 is $0.4 million.

7.	INCOME TAXES

Income tax expense attributable to income consists of:

Current	$509
Future	16,244
$16,753

The income tax expense  in the consolidated statements of income and operations varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before income taxes as shown in the following table:

Income before income taxes	$28,007

Basic income tax rate	36.12%
Computed income tax expense	$10,116
Decrease (increase) in income tax expense resulting from:
Different tax rate on earnings of subsidiaries	3,988
Tax gain in excess of book gain	(15,275)
Large corporation and withholding taxes	(122)
Change in valuation allowance	12,314
Permanent differences	(8,232)
Capital gains refund	-
Other	13,964

Income tax expense	$16,753

Effective tax rate	59.81%

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

The Corporation and its subsidiaries have operating loss carry forwards for tax purposes of approximately $75.3 million as at December 31, 2003.  Of this amount, the Corporation has determined that it is more likely than not that it will utilize losses aggregating $15.6 million.  Accordingly, a future tax asset has been recorded relating to this amount.  A valuation allowance has been recorded for the remainder of the operating losses at December 31, 2003. The operating losses carried forward for that purpose expire as follows:

	Operating Loss For Which Tax Benefit Is
	Recorded	Not Recorded	Total

2004	$4,500	$-	$4,500
2005	300	-	300
2006	-	-	-
2007	4,140	2,760	6,900
2008	950	9,750	10,700
2009	750	12,250	13,000
2010 and thereafter	4,920	34,980	39,900
	$15,560	$59,740	$75,300

At December 31, 2003, the Corporation and its subsidiaries have capital losses available of $7.6 million, which have no expiry date.  The Corporation has recognized the full amount of the benefit relating to these losses as it considers that it is more likely than not that the benefit will be realized.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

Future income tax assets
Net operating loss carry forwards	$17,394
Capital loss carry forwards	1,624
Compensation and post-retirement benefits	3,870
Investments	619
Other	2,959
Gross future income tax assets	26,466
Valuation allowance	(17,828)
Future income tax assets, net of valuation allowance	$8,638

Future income tax liabilities
Property and equipment	$688
Investments	83,374
Other	1,102
Future income tax liabilities	$85,164

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

8.	RETRACTABLE PREFERENCE SHARES

The continuity of the shares is as follows:

	Series II		Series III		Total
	No. of shares	Amount	No. of shares	Amount	Amount
Balance, January 1, 2003	4,580,979	$33,827	10,147,225	$101,473	$135,300

Redeemed/retracted	(804,989)	(4,582)	(876,050)	(8,761)	(13,343)
Unrealized loss		5,817			5,817
Balance, December 31, 2003	3,775,990	$35,062	9,271,175	$92,712	$127,774

Series II Preference Shares

The Series II preference shares, first issued in 1997 at $10 per share, are exchangeable, non-voting preference shares. On May 12, 1999, the Series II preference shares became redeemable at the holder's option for 0.46 of a Sun-Times Class A Share held by the Corporation for each Series II preference share.  The Corporation has the option of making a cash payment of equivalent value on the redemption of the Series II preference shares.  Because the Series II preference shares were recorded as a financial liability when they became redeemable for Sun-Times Class A Shares, the Corporation measures the obligation based on the fair value of the Sun-Times Class A Shares until the financial liability is removed from the balance sheet.

During 2003, 300,000 Series II preference shares were retracted for cash consideration of $1.6 million being the cash equivalent value of 0.46 of a Sun-Times Class A Share, for which they were exchangeable, at the time of retraction.  In addition, 504,989 Series II preference shares were retracted in exchange for 232,293 Sun-Times Class A Shares.

Dividends Payable – Series II Preference Shares

Each Series II preference share entitles the holder to a dividend in the amount equal to the Canadian dollar equivalent of 0.46 multiplied by any dividend on a Sun-Times Class A Share (less any U.S. withholding tax thereon payable by the Corporation or any subsidiary).  Such entitlements, net of 5% U.S. withholding tax, are accrued based on the ex-dividend date of the Sun-Times Class A Share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

The retraction of and the obligation to pay dividends on the Series II preference shares was subsequently restricted by the terms of the Indentures governing the Notes so long as certain events giving rise to a default have occurred and are continuing.  Events of default under the Indentures include the insolvency of RCL and its subsidiaries, failure to file financial statements and, in any quarter after January 1, 2006, the failure to receive cash of US$3.055 million from RMI and Sun-Times.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Series III Preference Shares

The Series III preference shares of the Corporation were issued on April 30, 1999 and provided for a mandatory redemption on the fifth anniversary of the date of issue (April 30, 2004) for $10.00 cash per share (plus accrued and unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum.  Holders had the right, at any time, to retract Series III preference shares for a retraction price payable in cash which, until April 30, 2003, was calculated by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares.  During 2003, 876,050 Series III preference shares were retracted for cash consideration of approximately $7.7 million.

On June 11, 2004, all of the outstanding Series III preference shares were redeemed by the Corporation at a price of $10.00 per share plus all dividends accrued and unpaid, for a total of approximately $96.6 million.

9.	SENIOR SECURED NOTES

11.⅞ % (see below – 12.⅜ % effective rate per annum) senior secured notes (the “Senior Notes”) in the principal amount of US$120 million were issued on March 10, 2003, and are due March 1, 2011.

The proceeds from the issuance of the Senior Notes of approximately $176.1 million (US$120 million) were used to repay $81.1 million of bank indebtedness, including interest and fees, costs related to the financing and for $48.8 million due to RCL, including interest, to advance a subordinated loan of $16.4 million to RCL and the remainder for general corporate purposes.  Costs related to the financing of $14.4 million, including underwriting fees of $9.0 million, were capitalized and included as deferred financing costs, net of amortization of $1.4 million, on the consolidated balance  sheet.

In June 2004, US$42 million principal amount of the Senior Notes was repaid with net proceeds from the offering of Subscription Receipts, reducing the outstanding principal amount of Senior Notes to US$78 million.  The Senior Notes are secured by a first priority lien on 14,990,000 Sun-Times Class B Shares owned by the Corporation. The Senior Notes are fully and unconditionally guaranteed by RMI.

Under the Indentures, the Corporation is subject to certain financial covenants and other restrictions.  Under the terms of the Indentures, the Corporation was required to cause an exchange offer registration statement to be declared effective with the SEC under the United States Securities Act of 1933, as amended, within a certain period of time.  As a result of this registration default, the annual interest rate on the Notes increased by ½% per year to 12⅜% from November 4, 2003.  The annual rate increased an additional ½% per year on February 2, 2004, resulting in the maximum additional interest rate of 1.0% per year over the 11⅞% interest rate on the Notes until such time as the registration default is cured, whereupon the interest rate would revert to the original level.  The registration of the securities has not been and is not being sought by the Corporation.

As a result of the Corporation's inability to file its financial statements as at and for the year ended December 31, 2003 with Canadian securities regulatory authorities, and its inability to file its 2003 Form 20-F with the SEC within the required time period, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such documents as required under the Indentures.  This non-compliance led to a default under the Indentures.  However on September 30, 2004, the Corporation sought and obtained a waiver with respect to this Event of Default. At such time, the Corporation also sought and obtained consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish relevant parties with periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.  As a result of the Corporation's inability to file its financial statements by such date, the Corporation was required to pay a penalty in an amount equal to 0.50% of the principal amount of the Notes outstanding as of December 31, 2005 to the trustees under the Indentures.  This amount of $0.5 million (US$0.4 million) was paid in the three-months ended March 31, 2006.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

As a result of the commencement of insolvency proceedings by RMI, a guarantor of the Notes, as further described in note 14(c), an Event of Default occurred under terms of the Indentures governing the Notes.  As a result, the relevant trustee under the Indentures or the holders of at least 25% of the outstanding principal amount of the Notes have the right to accelerate the maturity of the Notes.  Until such Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of each Indenture also prevent the Corporation from honouring retractions of its Common Shares and Series II preference shares submitted after April 19, 2005.

10.	POST-RETIREMENT BENEFITS

Defined benefit pension plans

The Corporation sponsors two defined benefit pension plans for certain former employees related to the Corporation's prior ownership of Willett Foods.  Both plans are fully funded and no employer contributions are currently required to be made to these plans.  All participants are vested or are in receipt of pension payments and there are no participants currently accruing benefits.  While the plans are in fully funded status, the Corporation has not recorded an asset in these financial statements as the Corporation's right to use of any surplus on plan termination is unclear.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 5.75% for 2003.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

The following information summarizes the activity in these plans for the year ended December 31, 2003.

Benefit obligation
Accumulated post-retirement obligation at beginning of year	$407
Interest cost	24
Actuarial losses	18
Benefits paid	(38)
Accumulated post-retirement benefit obligation at end of year	$411
Plan assets
Fair value of plan assets at beginning of year	$1,057
Actual return on plan assets	9
Benefits paid	(38)
Fair value of plan assets at end of year	$1,028
Funded Status
Benefit obligation at end of year	$(411)
Fair value of plan assets at end of year	1,028
Funded Status - Surplus	617
Valuation allowance	(617)
Accrued benefit asset, net of valuation allowance	$–

Health and welfare benefits and supplementary retiree payments

Certain of the Corporation's subsidiaries provide post-retirement benefits to certain employees and former employees, principally related to the Corporation's prior ownership of Dominion Stores Limited.

The components of net period post-retirement cost for the year ended December 31, 2003 are as follows:

Interest cost	$695
Amortization of gains	(594)

Net period post-retirement cost	$101

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

The table below sets forth the reconciliation of the accumulated post-retirement benefit obligation for the year ended December 31, 2003.

Accumulated post-retirement benefit obligation at beginning of year	$11,666
Interest cost	695
Actuarial gains	(594)
Benefits paid	(951)

Accumulated post-retirement benefit obligation, at end of year	$10,816

There were no assets held in support of the post-retirement obligations at December 31, 2003. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 6.00%.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate increased by 1%, the accumulated post-retirement benefit obligation as of December 31, 2003 would have increased $640,000.  The effect of this change on the aggregate of service and interest cost would have been an increase of $42,000.  If the health care cost trend rate decreased by 1%, the accumulated post-retirement benefit obligation as of  December 31, 2003 would have decreased by $564,000.  The effect of this change on the aggregate of service and interest cost would have been a decrease of $37,000.

11.	CAPITAL STOCK

Authorized
Unlimited number of retractable common shares and an unlimited number of preference shares
Issued and fully paid
Preference shares (Classified as liabilities - see note 8)
3,775,990 Series II preference shares	$-
9,271,175 Series III Shares	-
Retractable common shares
34,972,479 outstanding	347,729
$347,729

The Common Shares are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for Sun-Times Class A Shares of equivalent value or, at the Corporation's option, cash.  The retraction price determined each quarter (or, in certain specific cases more frequently) by the Corporation’s board of directors is between 90% and 100% of the Corporation's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding preference shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Sun-Times of all or substantially all of its assets, which, in the opinion of the Corporation's board of directors, would not be refundable at such date, divided by the number of Common Shares outstanding on such date.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

During 2003, 22,500 Common Shares were retracted for cash consideration of $124,000.

There is continued uncertainty regarding the Corporation's future ability to retract Common Shares and pay cash in lieu of retractions of Series II preference shares.  Dividends on the Series II preference shares are not paid until declared by the Corporation's board of directors. Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due.  The Corporation is currently prevented from honouring retractions of Common Shares and Series II preference shares as a consequence of the Corporation being in default under the terms of the Indentures governing the Senior Notes.

As more fully described in note 2(b), the carrying value of share capital has been adjusted upward by an amount of $60.9 million as at January 1, 2003 to adjust for restatements of the accounting for certain transactions in 1998.

12.	CONTINGENCIES AND LEGAL MATTERS

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings and claims.  All claims made against the Corporation are being or will be defended.  Except as otherwise stated, no provisions have been made for any potential liability under these proceedings as management has determined that the likelihood and amount of loss are not determinable.  The following proceedings have been initiated against or by the Corporation (see also note 14):

(a)
On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the Court on January 16, 2004 restricting the Corporation's voting rights by providing for the appointment of a Special Monitor if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to Sun-Times' board of directors.  Those nominees are no longer on Sun-Times' board of directors, but the Special Monitor remains in place.

(b)
The Corporation is a co-defendant in a complaint filed in the U.S. District Court for the Northern District of Illinois by Sun-Times claiming damages and recovery for, among other things, alleged breaches of fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments.  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment was made of certain non-compete payments in July 2004 (see note 4(d)).  An expense of $26.8 million has been recognized in these financial statements.  On December 13, 2004, all defendants filed motions to dismiss the Complaint.  All motions to dismiss were denied, and all parties have answered the Complaint.  Since then, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal case against Black and others.  On July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  Sun-Times opposed that motion.  The parties are awaiting a ruling.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(c)
On May 15, 2006, the Corporation signed a cooperation agreement with the United States Attorney for the Northern District of Illinois ("U.S. Attorney").  In this agreement, the Corporation acknowledges that the U.S. Attorney has developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US]$16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid (see note 4(d)).  The Corporation has agreed to cooperate with the U.S. Attorney in its investigation and prosecution of matters relating to Sun-Times, in accordance with the terms of the cooperation agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the cooperation agreement.

(d)
Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(i)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the District Court consolidated the three actions for pre-trial purposes.  The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.

(ii)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench. The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs (the "Rep Plaintiffs") allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007.  On September 7, 2004, the Rep Plaintiffs commenced similar class proceedings in the Ontario Superior Court of Justice.  On February 3, 2005, the Rep Plaintiffs initiated a similar class action in the Quebec Superior Court.  The Rep Plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the Canada Business Corporations Act ("CBCA").

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(e)
On September 3, 2004, upon the application of Catalyst Fund General Partner I Inc. ("Catalyst"), the Honourable Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further order dated October 27, 2004, Ernst & Young Inc. was named inspector (the "Inspector").  The orders require the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments for the period January 1, 1997 to 2004 (the "Inspection").  The Inspector provided certain interim reports to the Court and filed a comprehensive report with the Ontario Superior Court of Justice on November 14, 2005.  Through March 31, 2006, the cost of the Inspection was $20.9 million.  This amount has been included in expenses in 2004.  While the inspection process has been largely inactive since November 2005, it has not been terminated.

(f)
On November 15, 2004, the SEC filed an action in the United States District Court for the Northern District of Illinois against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief.

The SEC's allegations against the Corporation include that: (i) the Corporation made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iii) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (iv) the Corporation falsified its books, records and accounts contrary to federal securities laws and circumvented or failed to implement a system of internal accounting controls.

The SEC seeks: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws.

On March 21, 2005, the U.S. Attorney's Office filed a motion to intervene in the SEC action and subsequently filed a motion to stay discovery pending the conclusion of related criminal proceedings.  The motion to stay discovery was granted.  A status hearing is scheduled for April 18, 2007.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(g)
On March 4, 2005, the Corporation commenced an application in the Ontario Superior Court of Justice against American Home Assurance Company ("American Home"), Chubb Insurance Company of Canada ("Chubb"), Royal & Sun Alliance Insurance Company of Canada, ACE INA  Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home and Chubb from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners ("Cardinal") in a derivative action commenced by Cardinal in the Delaware Court of Chancery.

The Ontario Superior Court of Justice approved the settlement by the Insurers on behalf of the independent directors, subject to the settlement also being approved by the Delaware Court of Chancery.  The Corporation's claim for indemnification in respect of legal expenses was adjourned pending Delaware settlement approval.  The Delaware Court of Chancery approved the settlement on November 13, 2006.  The Corporation will now pursue its claims for indemnification in respect of legal expenses (see note 12(j)) against the remaining excess Insurers.

(h)
On March 18, 2005, the Corporation received a Notice of Hearing and Statement of Allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others.  The allegations in the Notice of Hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements. The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others (i) to pay an administrative penalty of not more than $1.0 million for each failure by the Corporation to comply with Ontario securities law, (ii) to make an order requiring the Corporation and others to disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) to make an order requiring the Corporation and others to pay the costs of the OSC's investigation and any proceeding.  The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the Notice of Hearing.  This hearing has been scheduled to commence mid-November 2007 and continue into 2008.

(i)
Two claims have been made by Burnac Leaseholds Limited ("Burnac") and its affiliate, Crystalline Investments Limited ("Crystalline"), against Domgroup alleging that Domgroup is responsible for arrears of rent and continuing rent relating to two properties that Domgroup leased from these plaintiffs and which leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline and Burnac against Domgroup. The plaintiffs have claimed damages of $2.6 million, plus interest and costs. In 2001, the Ontario Superior Court of Justice dismissed the claims; however, an appeal by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  Domgroup is proceeding with its defence.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(j)
The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  As disclosed in note 12(g), the Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.

(k)
Black sued Sun-Times seeking an advance of US$6.8 million for fees incurred in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting to 50% his right to reimbursement of legal fees, he later demanded 100% reimbursement for claims that he alleged were not covered by the stipulation.  Sun-Times brought a third-party equitable contribution claim against the Corporation for 50% of any amounts that it has paid or will in the future be required to pay to Black, Barbara Amiel-Black ("Amiel-Black") (the spouse of Black and a former director of the Corporation), Radler or John Boultbee ("Boultbee") (a former officer of the Corporation).

In April 2006, Black and Sun-Times settled this dispute.  The settlement provides that Sun-Times would advance $4.4 million to Black for legal fees already incurred, 75% of future fees related to the criminal prosecution and 50% of future fees related to certain other cases. In the settlement of Black's claims against Sun-Times, Sun-Times reserved the right to pursue its third-party claim against the Corporation (see note 13(b)).  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to dismiss the third-party complaint.

(l)
On February 10, 2004, Sun-Times commenced an action in the Ontario Superior Court of Justice against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a Statement of Defence and Counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a Statement of Defence and a Counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the March 10, 2003 Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Notes, with the resulting loss of its majority voting control of Sun-Times.  On August 11, 2004, the Honourable Mr. Justice Farley granted a motion by Sun-Times to stay this litigation pending the conclusion of Sun-Times' action against the Corporation in the United States.

(m)
By Statement of Claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. (collectively, "Stockgroup") commenced an action in the Ontario Superior Court of Justice against the Corporation and others.  Stockgroup claims against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(n)
By notice of motion filed October 18, 2005, the Corporation brought a motion for directions of the Ontario Superior Court of Justice in order to commence an action against certain of its former directors of the Corporation, who served as directors in 2004 and 2005, to recover excessive remuneration.  In addition, the Corporation is seeking to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6.0 million put in an indemnification trust for the benefit of the former directors.  One of the five former directors has commenced an action against the Corporation claiming $0.6 million in severance and indemnification of legal expenses.

Certain former directors have delivered notices for payment of legal expenses incurred in proceedings with the Corporation but the Corporation has refused to indemnify the directors. The Ontario Superior Court of Justice has upheld the Corporation's position that, until such time as the Corporation's proceedings against certain former directors have been finally determined, the Corporation is not required to indemnify directors against whom allegations have been made by the Corporation that they failed to act in accordance with their statutory duties.  If the Corporation is ultimately successful in its claim that certain former directors did not act in good faith with a view to the best interests of the Corporation, then they will not be entitled to be reimbursed for the legal fees that they have incurred.

Four of the former directors (Walker, Carroll, Metcalfe and Wakefield) have commenced an action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.

On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale)Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.0 million in cash were collapsed.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6.0 million was returned to the Corporation.  All legal proceedings between the parties will be formally dismissed shortly and the parties will have released each other from all claims.

(o)
By Amended Amended Statement of Claim dated October 25, 2006, 783783 Alberta Ltd. c.o.b. as Vue Weekly ("Vue") commenced an action against several parties including the Corporation and Hollinger Canadian Publishing Holdings Co. ("HCPH"), in the Court of Queens Bench of Alberta.  The action centers around Vue's allegation that SEE Magazine ("SEE"), Vue's main competitor, was improperly deemed to be a "Canadian newspaper" for tax purposes and, therefore, obtained preferential tax treatment, when it should not have been considered to be a Canadian newspaper.  It is alleged in the action that SEE is published by Great West Newspaper Group Ltd. ("Great West"), through its wholly owned operating subsidiary Gazette Press Ltd. and that Great West is jointly owned by Jamison Newspapers Inc. and HCPH.  According to the action, HCPH is wholly owned by Sun-Times.  In the action, Vue seeks a declaration that SEE was not a "Canadian newspaper" under the Income Tax Act (Canada) and further seeks damages from the defendants, jointly and severally in the sum of at least $5.0 million.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

The following is a summary of other contingencies:

(p)
These consolidated financial statements include the accounts of ELR, an entity incorporated under the laws of Costa Rica, which, among other things, publishes the La Republica newspaper in Costa Rica.  ELR was not consolidated in the accounts of the Corporation, although it exercised majority control (as that term is defined in the CICA Handbook) over ELR in financial statements for periods prior to January 1, 2003.   However, during this period, local management reported to personnel at Sun-Times. Although these financial statements include an accrual for contingent liabilities of approximately $1.0 million that the Corporation is aware of to date, principally relating to income and withholding tax matters and compliance with corporate legal requirements in Costa Rica, there could be claims in the future based on the management of the newspaper operations and past actions of ELR, ELR's local management practices and former directors and officers of ELR.  As a result, additional potentially material claims may still arise.

(q)
Certain of the employees of wholly owned subsidiaries of the Corporation participated in a defined benefit pension plan sponsored by RCL (the "RCL Plan"). Due to the status of RCL, the Superintendent of the Financial Services Commission of Ontario appointed Morneau Sobeco as the administrator of the RCL Plan.  It is expected that the pension plan will be wound up.  TSI employees ceased participating in the RCL Plan effective December 31, 2005.  It is not known what financial implications the wind-up of the RCL Plan may have for the Corporation.

(r)
The March 31, 2006, December 31, 2005 and December 31, 2004 balance sheets include a liability for contingencies in the amount of approximately $5.0 million associated with issues under discussion with Canadian tax authorities.  The Corporation records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred.  The Corporation's contingency reserves represent liabilities for estimated taxes, interest and penalties for the taxation years through March 31, 2006, and principally relate to certain related-party transactions that occurred prior to the 2004 taxation year.  The ultimate resolution of the tax contingencies is dependent on further submissions to and discussions with the tax authorities.  While management is of the view that the contingent liabilities recorded for these matters are adequate, it is not known what the financial implications of the ultimate resolution will be.

(s)
In 2006, the Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  No such costs have been paid.  The Corporation has accrued the full amount of this demand in these financial statements as follows: $1.9 million in the financial statements for the year ended December 31, 2004, an additional $1.6 million for the year ended December 31, 2005 and a further $0.5 million in the financial statement for the three-month period ended March 31, 2006 for an aggregate accrual of $4.0 million.  At this time, the Corporation has not agreed to pay these costs and the Corporation's board of directors is considering this demand.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(t)
The Corporation is also currently subject to litigation in the ordinary course of business.  In the opinion of management, any liability in respect of such litigation will not have a material adverse effect on the Corporation's financial condition.  In the opinion of management, there can be no certainty that additional, potentially material new litigation will not arise.

(u)
Although the Corporation has accrued or disclosed, where appropriate, all contingent liabilities that the Corporation is aware of to date, there could be claims or counterclaims asserted in the future based on the past actions of the Corporation or its former directors or officers.  As a result, additional potentially material claims may still arise.

13.	GUARANTEES AND COMMITMENTS

Senior Secured Notes

In connection with the issuance of the Senior Notes, the Corporation has agreed to indemnify the initial purchaser of the Senior Notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also agreed to indemnify the initial purchasers of the Senior Notes against any related tax liabilities arising from payments made with respect to the Senior Notes, except taxes on a Senior Noteholder's income. These indemnities generally extend for the term of the Senior Notes and do not provide for any limit on the maximum potential liability.

The Corporation is unable to estimate the maximum potential liability for these types of indemnities, as the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in these consolidated financial statements with respect to these indemnifications.

Property Leases

A subsidiary of the Corporation has agreed to indemnify landlords under its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of lease covenants and accidents or injuries occurring on the leased property.

While no claims have been made to date, the Corporation is unable to estimate the maximum exposure for these types of indemnities as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

The Corporation has operating leases relating primarily to real property leased for former Dominion Store locations.  Future minimum operating lease payments are $228,000 in 2004, $204,000 in 2005, $55,000 in 2006, $156,000 in 2007 and $95,000 in 2008.

Dispositions

In connection with certain dispositions of assets and/or businesses, the Corporation has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Corporation has also retained certain liabilities for events occurring prior to sale relating to tax, environmental, litigation and other matters. Generally, the Corporation has indemnified the purchasers in circumstances where a third party has asserted a claim against the purchaser that relates to a liability retained by the Corporation. These types of indemnities typically extend for a number of years or, in some cases, indefinitely.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

While no claims have been made to date, the Corporation is unable to estimate the maximum potential liability for these indemnities, as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Corporation has not made any significant indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification agreements.

The Corporation continues to monitor the conditions that are subject to indemnities to identify whether it is probable that a loss has occurred.  The Corporation would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Claims for Contribution and Indemnities and
Indemnification Agreements

(a)
With respect to certain former directors, the Corporation has entered into a trust and contribution agreements with a third party trustee and deposited in trust the amount of $8.2 million at March 31, 2006 (December 31, 2005 - $8.1 million and $0.5 million at December 31, 2004) to defend such directors from any claims made for which they would be entitled to indemnity pursuant to their indemnification agreements.  As more particularly described in note 12(n), these trusts have been collapsed.

(b)
In May 2005, Black filed suit against Sun-Times in Delaware seeking payment of US$6.8 million in legal fees already incurred in connection with various lawsuits and investigations, and for advancement of certain of his legal fees going forward (see note 12(k)).  Sun-Times rejected Black's claims, filed a Counterclaim against him and filed a third-party claim against the Corporation, as described below, for equitable contribution.

In April 2006, Black and Sun-Times settled Black's advancement claims against Sun-Times.  The settlement calls for Sun-Times to pay $4.4 million to Black for certain legal fees already incurred, 75% of future fees related to his criminal prosecution and 50% of future fees related to certain other cases.  In the settlement and dismissal of Black's claims against Sun-Times, Sun-Times explicitly reserved the right to pursue its third-party claim against the Corporation.

In June 2006, Sun-Times filed an amended third-party complaint against the Corporation for equitable contribution toward the amounts of legal fees Sun-Times has advanced and will in the future advance to Black, Boultbee, Radler and Amiel-Black.  Sun-Times argues that the Corporation should be required, as a matter of equity, to share Sun-Times' advancement costs because the Corporation is obligated to indemnify those same individuals under separate indemnity agreements.

(c)
On January 27, 2006, Black, Amiel-Black, Moffatt Management Inc. and Black-Amiel Management Inc. issued a Notice of Action against the Corporation, Sun-Times, Argus, RCL, RMI, Radler, Torys LLP and KPMG LLP seeking contribution and indemnity in respect of claims made against them (among others) in various proceedings in Canada and the United States.  On February 27, 2006, the plaintiffs issued a Statement of Claim against the defendants in respect of this contribution and indemnity claim.  As against the Corporation, the plaintiffs claim that they are entitled to contribution to the extent of the Corporation's own liability in the event that the plaintiffs are found jointly liable for any of the claims in the proceedings.  Black and Amiel-Black further claim indemnification from the Corporation for any and all liability, costs, charges and expenses incurred by them in connection with the proceedings by reason of their having been officers or directors of the Corporation.  This Statement of Claim was amended on November 8, 2006.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

14.	OTHER LEGAL MATTERS

(a)
In 2005, the Corporation called a special meeting of the holders of Common Shares and Series II preference shares to be held on March 31, 2005 to consider the Strategic Transaction.  On March 21, 23 and 24, 2005, a hearing was held by the OSC in connection with applications made by the Corporation and others for variations to the MCTO issued against the Corporation and Sun-Times in order to permit the Strategic Transaction to proceed.  On March 28, 2005, the OSC released its decision in which it stated that it was unable to form an opinion that it would not be prejudicial to the public interest to grant the relief sought by the Corporation and others in connection with the Strategic Transaction.  As a result, the OSC refused to grant the requested relief.  In light of the decision of the OSC, the Corporation's board of directors cancelled the special meeting of shareholders.

(b)
On March 29, 2005, the Corporation issued a Statement of Claim in the Ontario Superior Court of Justice against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Peter Atkinson ("Atkinson") (a former officer of the Corporation).  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Transaction.  The claims include diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have instituted motions to stay the action and strike some parts of the Statement of Claim.

On February 27, 2006, a Statement of Claim was issued on behalf of the Corporation against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation, Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  The Statement of Claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

▪	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

▪	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

▪	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

▪
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and the individual defendants;

▪	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

▪
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

▪	the active concealment of wrongdoing from the Corporation's board of directors.

In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.

On August 18, 2006, pursuant to an Application by the Corporation brought without notice, the Ontario Superior Court of Justice granted a Mareva injunction against Black and Amiel-Black freezing their assets and those of entities controlled by them.  On September 29, 2006, the Court replaced the Mareva Injunction with a Consent Order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.

(c)
On April 20, 2005, the Ontario Superior Court of Justice issued the Ravelston CCAA and Receivership Order (see note 4(b)).  At that time, the Ravelston Receiver was appointed as receiver of all of the assets of RCL and RMI, except for the shares of Sun-Times owned directly or indirectly by RCL (the "Excluded Shares").  The Ravelston CCAA and Receivership Order also provided, among other things, that until May 20, 2005 or such later date as the Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then under way (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On January 12, 2007, the stay of proceedings was extended to June 8, 2007.

On May 18, 2005, the Ravelston CCAA and Receivership Order was extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares. Further, the Court approved the agreement between Sun-Times and the Ravelston Receiver pursuant to which Sun-Times altered its shareholders rights plan to exempt the Ravelston Receiver from its provisions by making it an "exempt stockholder", the effect of which was to allow the Ravelston Receiver to take control of the Excluded Shares.  The agreement further provided that Sun-Times would not object to the sale by the Ravelston Receiver of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Court appointed the Ravelston Receiver as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of RCL.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

The Corporation and its subsidiaries have submitted a proof of claim in this receivership of RCL and RMI (the "Ravelston Entities").

On January 22, 2007, the Corporation served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation seeks an order confirming the secured obligations owed by RCL to the Corporation declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation claim that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver in its capacity as receiver of the Ravelston Entities whereby the Ravelston Receiver seeks, among other things, approval of a plea agreement negotiated with the U.S. Attorneyin respect of indictments laid in the United States against RCL.  The motion is supported by the Corporation and Sun-Times and is opposed by Black, Conrad Black Capital Corporation, White and PGWML.

On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(d)
In September 2004, Catalyst applied to the Ontario Superior Court of Justice for an order removing a majority of the Corporation's Board of Directors (including Black, Radler, Boultbee, Amiel-Black and White) on the basis that they had acted in a manner oppressive to the Corporation's minority shareholders.  Black resigned as a director and officer of the Corporation on November 2, 2004, immediately prior to the commencement of the hearing of the application.  On November 18, 2004, the Honourable Mr. Justice Campbell ordered the removal of three of the Corporation's directors, namely Amiel-Black, Boultbee and Radler.  White was subsequently removed from the Corporation's board of directors by order dated June 8, 2005 (the "Removal Order").  Black, Amiel-Black and Boultbee appealed the November 18, 2004 order, however, these appeals were ultimately abandoned.  White appealed the Removal Order.  White's appeal of the Removal Order was dismissed by the Ontario Court of Appeal in March 2006.

(e)
On May 19, 2005, White commenced proceedings against the Corporation for an order, that the Corporation indemnify him for all costs, charges and expenses that he reasonably incurred in responding to the applications for his removal from the Corporation's board of directors.  By order dated June 8, 2005, the Honourable Mr. Justice Campbell dismissed White's application (the "Dismissal Order").  White's appeal of the Dismissal Order was also dismissed by the Ontario Court of Appeal in March 2006.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(f)
On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(g)
On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 (in respect of non-compete payments.  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments.  (See note 4(d)).

(h)
On November 3, 2004, Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. commenced an action in the State of New York against Sugra (Bermuda) Limited ("Sugra Bermuda"), a subsidiary of Sun-Times, and the Corporation.  The action alleged that Sugra Bermuda defaulted under the terms of a 1995 aircraft lease agreement and that the Corporation is a guarantor of Sugra Bermuda's obligations under the lease.  The plaintiffs sought US$5.1 million in damages, plus interest at the rate of 18% per annum and attorney's fees.  On December 22, 2005, the Corporation settled the litigation with Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. and paid US$0.8 million as its share of the settlement.  The settlement and legal costs related thereto, aggregating $1.1 million, were expensed in 2004.

15.	STOCK-BASED COMPENSATION

Share Option Plan

The Corporation has an Executive Share Option Plan (the "Option Plan") pursuant to which the Corporation can grant options to certain key executives for up to 5,560,000 Common Shares.  Unless amended, the options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis, and options expire six years after the date of grant.  Unexercised options expire one month following the date of termination of the executive's employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of Common Shares, in which events all unexercised options become exercisable in full.

A summary of the status of the Option Plan is as follows:

	Number of stock options	Weighted average exercise price
Outstanding – January 1, 2003 and December 31, 2003	913,000	$13.72

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

All of these options expired unexercised on December 8, 2004.  Accordingly, no stock option expense was recognized.

Directors Share Unit Plan

Effective February 24, 1999, directors were permitted to elect up to 100% of total fees to which they were entitled be paid in the form of deferred share units under the Corporation's Directors' Share Unit Plan, as amended (the "DSUP").  For a director that elected to participate, deferred share units equal to the number of Common Shares that could have been purchased in the open market for a dollar amount equal to the percentage of that director's fee was credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later then December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.

The value of the units outstanding, all of which relate to former directors, at December 31, 2003 is $619,000.  This amount is included in due to related parties in these financial statements.

16.	CONTRIBUTED SURPLUS

A continuity of the Corporation's contributed surplus is as follows:

Balance at January 1, 2003	$412
Increase in tax base of Sun-Times shares arising from related-party transaction (a)	1,500
Support payments received from RMI	3,694
Retraction of Common Shares	41
Balance at December 31, 2003	$5,647

(a)
On March 10, 2003, prior to the issuance of the Senior Notes, 504468 NB Inc. ("NBI"), an indirect wholly owned subsidiary of the Corporation, sold its Sun-Times Class A Shares and Sun-Times Series E redeemable preferred stock to RMI.  Such shares were in turn sold back to NBI from RMI at the same price with a resulting increase in the tax basis of the shares of Sun-Times and a taxable gain to RMI.  As the exchange of the Sun-Times shares with RMI represented a transfer between companies under common control, NBI recorded contributed surplus of approximately $1.5 million in 2003, being the tax benefit associated with the increase in tax value of the shares of Sun-Times.

(b)
Following amounts applied to specific debts owing by related parties to the Corporation, amounts received form related parties under the terms of the Support Agreement (see note 4(b)) are recorded as contributed surplus. During 2003, an amount of $3.7 million was received by the Corporation under the terms of the Support Agreement and credited to contributed surplus.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Derivative Financial Instruments

Other than stock options (see note 15), the Corporation does not currently hold or issue derivative financial instruments.

(b)	Credit Risk

The Corporation's principal credit risk relates  to amounts due from related parties which are the subject of litigation.  The Corporation has assessed collectibility and has taken an allowance where necessary.

(c)	Interest Rate and Currency Risk

All of the Corporation's third-party debt is at a fixed rate of interest and denominated in US dollars.

(d)	Market Risk

The Corporation's investment in Sun-Times represents substantially all of its investments in publicly traded securities and is subject to the risk of fluctuations in the market value of these shares.

The Corporation's Series II preference shares are exchangeable for a fixed number of Sun-Times Class A shares. As a result, such shares are valued at an amount equivalent to the market price of the underlying Sun-Times Class A shares for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of Sun-Times Class A shares, this market risk is mitigated by the Corporation's holding of such Sun-Times Class A shares.

18.	SEGMENT INFORMATION

The Corporation has two reportable segments: (i) publishing, printing and distribution of newspapers; and (ii) holding of income producing real estate properties. The Corporation's newspaper segment is held through its Costa Rican subsidiary, ELR.  The Corporation's real estate properties are held through its subsidiary, Domgroup, and are located in Canada.  The Corporation's dividend income is derived from its investment in Sun-Times located in the United States.  Segment data not specifically attributable to the Corporation's reportable segments is presented under Corporate.  Except as described in note 2, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses. The Corporation's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different management and operating strategies.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

Geographic Data
	Revenues For the year	Property And Equipment	Total Assets
Canada	$5,224	$15,973	$56,271
United States	7,208	-	529,805
Costa Rica	4,266	996	1,838
	$16,698	$16,969	$587,914

Reportable Segment Data
	Newspaper		Real Estate	Corporate	Total
Revenues		$4,266	$2,205	$-	$6,471
Dividend income				7,767	7,767
Management fees – related party		-	-	1,720	1,720
Interest income – third party		-	15	188	203
Interest and other – related party		-	324	213	537

Total revenues		4,266	2,544	9,888	16,698

Interest expense – third party		-	31	25,640	25,671
Interest expense – related party		-	-	4,168	4,168
Amortization		146	166	274	586
Income taxes (recovery)		-	362	16,391	16,753
Segmented net profit (loss)		$(106)	$1,825	$9,535	$11,254

Segment property and equipment		$996	$8,092	$7,881	$16,969

Additions to property and equipment	$		$121	$5	$126

Total assets		$1,838	$21,040	$565,036	$587,914

19.	SUBSEQUENT EVENTS

(a)
Many employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under RCL's pension plan. The pension plan is now under the control of an administrator appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of the RCL pension plan.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(b)	During 2004, 275,000 Sun-Times Class A Shares were sold by the Corporation for cash consideration of $6.2 million (US$4.7 million).

(c)
On April 7, 2004, the Corporation offered and sold 20,096,919 subscription receipts (the "Subscription Receipts") at a price of $10.50 per Subscription Receipt for gross proceeds of approximately $211 million.  Each Subscription Receipt represented the right to receive, without payment of any additional consideration, one Series II preference share upon satisfaction of certain escrow release conditions.  On June 8, 2004, 20,096,919 Series II preference shares were issued on exercise of the Subscription Receipts.   During 2004, 22,170,914 Series II preference shares were retracted in exchange for 10,198,620 Sun-Times Class A Shares.

(d)
At a special meeting of shareholders held on May 27, 2004, the holders of the Series II preference shares approved, by special resolution, an amendment to the articles of the Corporation.  The amendment related to provisions in the articles requiring the Corporation to deliver Sun-Times Class A Shares on a retraction of Series II preference shares.  Prior to the amendment, the Corporation was required to take certain steps to ensure that such Sun-Times Class A Shares would not be subject to any resale restrictions.  These steps included filing a prospectus, having a registration statement declared effective and listing such shares on one or more stock exchanges.  The amendment approved on May 27, 2004 amended these provisions by providing that, alternatively, the Corporation may also satisfy its obligation to deliver Sun-Times Class A Shares on a retraction of Series II preference shares by delivering Sun-Times Class A Shares that are subject to restrictions on resale in accordance with applicable securities laws.

(e)
In June 2004, US$42 million principal amount of the Senior Notes was repaid with net proceeds from the offering of Subscription Receipts, reducing the outstanding principal amount of Senior Notes to US$78 million.  The premium on redemption of $6.7 million has been included in the 2004 statement of operations.

(f)
The Series III preference shares of the Corporation were issued on April 30, 1999 and provided for a mandatory redemption on the fifth anniversary of the date of issue (April 30, 2004) for $10.00 cash per share (plus accrued and unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum.  Holders had the right, at any time, to retract Series III preference shares for a retraction price payable in cash which, until April 30, 2003, was calculated by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares.  On June 11, 2004, using net proceeds from the offering of Subscription Receipts described above, all of the outstanding Series III preference shares were redeemed by the Corporation at a price of $10 per share, plus all dividends accrued and unpaid, for a total of approximately $96.6 million.

(g)
In September 2004, the Corporation issued US$15 million aggregate principal amount of second priority notes ("Second Priority Notes").  The net proceeds of US$9.8 million (after deducting costs of US$5.2 million) were used for general corporate purposes.

(h)
With respect to certain former directors, the Corporation has entered into a trust and contribution agreement with a third party trustee and deposited in trust the amount of $8.7 million at March 31, 2006 to defend such directors from any claims made for which they would be entitled to indemnity pursuant to their indemnification agreements.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(i)
On December 13, 2004, Sun-Times announced a special dividend of US$2.50 per share on the Sun-Times Class A Shares and the Sun-Times Class B Shares for holders of record on January 3, 2005.  On January 27, 2005, Sun-Times announced a special dividend of US$3.00 per share on the Sun-Times Class A Shares and the Sun-Times Class B Shares for holders of record on February 14, 2005.  The aggregate amount received with respect to the Special dividends was $111.1 million, net of withholding taxes.  The Corporation agreed with the United States Securities and Exchange Commission (the "SEC") to deposit such amount and, subject to any overriding rights of the holders of Senior Notes, the amount of any similar subsequent distributions made by Sun-Times, net of applicable withholding taxes, into an escrow account with a licensed trust company. The escrow agreement provides that the Corporation has access to the escrowed funds for ordinary business and certain other enumerated purposes.  The escrow agreement terminates on the earliest of the date of conclusion of the SEC action as to all parties, the date of final disbursement of the entire amount of escrowed funds, or February 28, 2007 unless otherwise extended.

(j)	There was no directors' and officers' liability insurance from July 2004 to the end of June 2005.

(k)	In March 2006, the Corporation changed its fiscal year-end from December 31 to March 31, effective March 31, 2006. The change in year-end to March 31 has been approved by the Canada Revenue Agency.

(l)
On July 13, 2006, Stanley M. Beck, Chairman of the board of directors of the Corporation, and Randall C. Benson, CRO and a director of the Corporation, submitted their resignations from the Sun-Times board of directors.

(m)
As disclosed in note 14(b), on August 18, 2006, the Corporation brought a Motion, without notice, against Black and Amiel-Black.  On the same date, the Ontario Superior Court of Justice granted a Mareva injunction order against Black, Amiel-Black and entities controlled by them.  On September 29, 2006, the Ontario Superior Court of Justice issued a consent order that continues to freeze the assets of Black, Amiel-Black and entities controlled by them subject to the terms of a confidential settlement agreement. The consent order replaces the order previously granted by the Court and is designed to preserve the assets of Black, Amiel-Black and entities controlled by them pending resolution of claims which have been filed against them by the Corporation and certain of its subsidiaries.

(n)
On each of September 1, 2006 and March 1, 2007, the Corporation paid US$6.0 million of interest on the Senior Notes.  While there are certain continuing defaults under the Senior Notes, there are no payment defaults.

(o)
On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that its board of directors had voted to suspend Sun-Times' quarterly dividend of five cents ($0.05) per share.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(p)
As disclosed in note 14(f), on October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(q)
On October 31, 2006, Domgroup entered into an agreement to sell the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million. Pursuant to the sale, Domgroup  received cash of $9.8 million, together with a vendor take-back mortgage.  The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earns interest at 4.95%, calculated and payable quarterly.  The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which becomes due on January 31, 2009.

(r)	In December 2006, TSI entered into an agreement to sell the property at 10 Toronto Street to Morgan Meighen & Associates for $14 million. The sale is scheduled to close in May 2007.

(s)
As disclosed in note 14(g), on December 13, 2006, Black served a notice of action and statement of claim on the Corporation pursuant to which Black seeks damages in the amount of approximately $20.4 million and associated costs in the amount of $192,000, plus interest, relating to amounts advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 in respect of the non-competition payments.

(t)
On January 16, 2007, the Corporation announced that Benson would be stepping down as CRO of the Corporation after a short transition period, following which Voorheis, a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement MOA, Benson will cease to serve as the CRO of the Corporation not later than March 7, 2007 and at such time the Advisory Agreement will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay Benson Consulting $1.0 million.  On January 15, 2007, the Corporation and VC & Co. Incorporated, a corporation controlled by Voorheis, entered into the Voorheis Engagement Agreement, pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.

(u)
On January 19, 2007, four of the former directors (Walker, Carroll, Metcalfe and Wakefield) issued a Statement of Claim action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Superior Court of Justice as part of the Corporation's motion to review the compensation of the former directors.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(v)
On January 22, 2007, the Corporation and its wholly owned subsidiary Domgroup served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation and Domgroup seek an order confirming the secured obligations owed by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

(w)
On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, White and PGWML.

On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver 's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(x)	On January 31, 2007, Domgroup sold the real property located at 280 Hurontario Street, Collingwood, Ontario to Charis Developments Ltd. for $2.81 million.

(y)	On February 14, 2007, the Corporation filed a Schedule 13D with the SEC in respect of its shareholdings in Sun-Times. The Schedule 13D filing states in part:

[The Corporation is] considering proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors), including nominating one or more members to the Board of Directors of [Sun-Times] and voting all of its shares of Class A Common Stock and Class B Common Stock in favor of such nominee or nominees.  As of the date hereof, none of the current members of the Board of Directors of [Sun-Times] were nominated by [the Corporation].

On an on-going basis, [the Corporation] expect[s] to consider and evaluate the alternatives available with respect to its investment in [Sun-Times] to enhance and maximize value for all shareholders and other stakeholders of [the Corporation] (which alternatives may include proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors) and seeking representation on the Board of Directors of [Sun-Times]).  [The Corporation has]in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of [Sun-Times], as well as other shareholders of [Sun-Times], regarding [Sun-Times]'s business and operations, [Sun-Times]'s strategic plan and other matters.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended  December 31, 2003
(Tabular amounts are in thousands of dollars except where noted)

(z)
On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale), more particularly described in note 12(n) and 19(k).

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.2 million in cash have been collapsed.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6.0 million was returned to the Corporation.  All legal proceedings between the parties will be dismissed and the parties have released each other from all claims.

(aa)
On February 27, 2007, the final disbursement of escrow funds under the escrow agreement with the SEC (discussed in note 3(a)) occurred.  As a result, the agreement was not extended and has terminated in accordance with its terms.

(bb)
At the close of business on March 1, 2007, the closing trading price of the Class A shares of Sun-Times was US$5.41.  Based on this trading price, the market value of the Corporation's holdings in Sun-Times was US$85.3 million.  As of March 1, 2007, there was approximately US$81.1 million aggregate collateral securing the US$78.0 million principal amount of the Senior Notes and the US$15.0 million principal amount of the Second Priority Notes outstanding.